UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2022 RESULTS[1],[2]

Santiago, Chile, February 28, 2023 – CCU announced today its consolidated financial and operating results for the fourth quarter 2022, which ended December 31, 2022.

•	Consolidated Volumes decreased 5.5%. Volume variation per Operating segment was as follows:
o	Chile (7.8)%
o	International Business (1.1)%
o	Wine (2.4)%
•	Net sales were down 6.6%
•	Gross profit decreased 9.1%
•	EBITDA reached CLP 122,725 million, a 21.0% decline. EBITDA variation per Operating segment was as follows:
o	Chile (24.4)%
o	International Business (19.7)%
o	Wine 18.5%
•	Net income reached a gain of CLP 46,853 million a 36.4% contraction
•	Earnings per share reached CLP 126.8 per share

Key figures	4Q22	4Q21	Total Change %	YTD22	YTD21	Total Change %
(In ThHL or CLP million unless stated otherwise)
Volumes	10,097	10,685	(5.5)	34,321	34,698	(1.1)
Net sales	768,362	822,349	(6.6)	2,711,435	2,484,712	9.1
Gross profit	355,086	390,775	(9.1)	1,196,510	1,193,152	0.3
EBIT	93,676	114,998	(18.5)	231,431	320,881	(27.9)
EBITDA	122,725	155,402	(21.0)	357,929	444,998	(19.6)
Net income	46,853	73,643	(36.4)	118,168	199,163	(40.7)
Earnings per share (CLP)	126.8	199.3	(36.4)	319.8	539.0	(40.7)

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 4Q22 compared to 4Q21, unless otherwise stated. For comparison purposes only, in certain sections we include volume variations versus 4Q19 & 12M19, to consider the impacts of COVID-19 in 2020 (lockdowns) and 2021 (strong consumption recovery from extraordinary liquidity).

PRESS RELEASE

COMMENTS FROM THE CEO

In 2022 we faced a particularly challenging year for the profitability of the business, especially in Chile. Consolidated EBITDA reached CLP 357,929 million, a 19.6% drop, while EBITDA margin deteriorated from 17.9% to 13.2%. Financial results were mainly affected by sharp negative external effects, coming from the depreciation of our main local currencies against the USD, and higher prices in raw materials, packaging and energy, impacting our costs. The latter, was partially offset with prices and efficiencies. Net income totalized CLP 118,168 million, contracting 40.7%. In spite of the deterioration of our results, I would like to comment on the actions that we took in 2022 which put us in a position to look for profitability improvement in 2023. First, we were able to preserve business scale, as volumes decreased 1.1%, despite of a high comparison base and a weaker consumption environment; second, we overall kept market share in our core categories; third, we strengthened our portfolio of brands by reaching an historical brand equity level in our main categories in the region; and fourth, we implemented revenue management initiatives in all our geographies to mitigate cost pressure, with prices in line with inflation in our main categories by the end of the year, especially in Chile.

All of the above, will be enhanced in 2023 by the implementation of “HerCCUles 2023”, a recovery profitability plan, which encompasses six pillars: (i) maintain business scale, (ii) strengthen revenue management efforts, (iii) enhance the CCU Transformation program to deliver efficiency gains in costs and expenses, (iv) focalize and reduce CAPEX together with optimizing working capital, (v) focus on core brands and high volume/margin innovations, and (vi) continue investing in our brand equity. By the end of the year, we started to see some positive trends from this, especially in Chile, reflected on prices which expanded in line with inflation, and efficiencies in costs and expenses.

From a quarterly perspective, in 4Q22, we continued operating in a tough economic environment which impacted consumption. Top line decreased 6.6%, driven by a 5.5% drop in volumes (10.0% growth vs. 4Q19) and a 1.1% decrease in average prices in CLP. EBITDA contracted 21.0%, reaching CLP 122,725 million and EBITDA margin decreased from 18.9% to 16.0%, the latter mainly associated with the same negative external effects that impacted us during the year. Net income totalized a gain of CLP 46,853 million, a 36.4% drop, caused by a lower operational result, and a greater loss in Non-operating result, mainly driven by higher Net financial expenses.

In terms of our segments, in the Chile Operating segment top line grew 3.6% in 4Q22, due to a 12.4% growth in average prices, partially compensated by 7.8% lower volumes (12.7% growth vs. 4Q19) mostly due to a strong comparison base. EBITDA reached CLP 71,903 million, decreasing 24.4%, and EBITDA margin decreased from 19.4% to 14.2%. In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales dropped 27.6%, mainly as a result of a contraction of 26.7% in average prices in CLP, although they increased in local currency in line with inflation, while volumes contracted 1.1% (4.7% growth vs. 4Q19). EBITDA reached CLP 47,755 million, a 19.7% contraction, negatively impacted by the exchange rate translation effect in Argentina related with hyperinflation accounting. In the Wine Operating segment, revenues were up 3.2%, mainly explained by a 5.7% growth in average prices, partially offset by a 2.4% contraction in volumes (8.4% growth vs. 4Q19). EBITDA reached CLP 13,383 million, increasing 18.5%. Regarding our main JVs and associated businesses, in Colombia, where we produce and distribute beer and malt with Postobón, top line rose almost 20% in CLP in 2022 driven by volumes and average prices, thus, we continued expanding business scale during the year. In Argentina, our water business with Danone showed strong top line growth, led by volumes and higher prices, allowing a recovery in financial results. Both JVs represented 7.4 million hectoliters as of December 2022.

In the last quarter of 2022, we still suffered from the impact on our costs and expenses from negative external effects and also a high comparison base in terms of volumes and financial results. We are entering 2023 in a good shape in terms of prices, business scale and brand equity. This, together with “HerCCUles 2023” will be the key drivers to recover profitability.

Finally, I would like to thank all CCU employees, as for their effort and dedication in a particularly challenging year. I am confident that we will continue putting all our effort to recover a path of profitable and sustainable growth.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
•	Net sales were down 6.6%, mainly explained by 5.5% declined in volumes (10.0% growth vs. 4Q19), as average prices in CLP drop 1.1%. In terms of volumes, the performance by Operating segment was as follows: (i) a 7.8% decline (12.7% growth vs. 4Q19) in the Chile Operating segment, associated with a high comparison base and a weaker consumption environment, (ii) a 2.4% decrease (8.4% growth vs. 4Q19) in the Wine Operating segment, driven by lower volumes in the Chilean domestic market, partially offset by exports and the Argentina domestic market, and (iii) a 1.1% contraction (4.7% growth vs. 4Q19) in the International Business Operating segment. In terms of average prices in CLP, the drop was fully explained by the 26.7% contraction in the International Business Operating segment, due to a negative exchange rate translation effect in Argentina, related with hyperinflation accounting, given that average prices increased in local currency in line with inflation. This was partially offset by a 12.4% growth in the Chile Operating segment, explained by revenue management initiatives and a 5.7% expansion in the Wine Operating segment, mainly driven by the positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets.
•	Cost of sales were down 4.2%, explained by 5.5% drop in volumes partially offset by a 1.3% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 15.6% growth in Cost of sales per hectoliter, driven by: (i) the 10.8%[3] devaluation of the CLP against the USD, impacting negatively our USD denominated costs, (ii) higher costs in raw materials, mainly PET, malt, and sugar, packaging materials, and energy, and (iii) inflationary pressures. In the Wine Operating segment, the Cost of sales per hectoliter grew 6.4%, due to higher costs in packaging materials, and inflationary pressures. In the International Business Operating segment, the Cost of sales per hectoliter contracted 28.1% in CLP, mostly explained by a translation effect, as in local currency costs were higher due to larger cost in raw materials, inflationary pressures, and the negative impact from the 72.1%[4] devaluation of the ARS against the USD in our USD-linked costs.
•	Gross profit reached CLP 355,086 million, a 9.1% decrease, while Gross margin dropped 131 bps, from 47.5% to 46.2%.
•	MSD&A expenses were down 5.5%, mostly caused by the lower volumes and the 32.7% drop in the International Business Operating segment, attributable to a favorable currency translation effect in Argentina, and 12.2% drop in the Wine Operating segment. In the Chile Operating segment, MSD&A expenses expanded 11.8%, mainly explained by higher marketing expenses and distribution costs, the latter due to an increase in oil prices, partially compensated with efficiencies and expenses control initiatives. As a percentage of Net sales, MSD&A expenses increased 39 bps. The performance by segment was as follows: In the International Business Operating segment MSD&A expenses as a percentage of Net sales decreased 253 bps from 35.8% to 33.3%; in the Wine Operating segment, MSD&A expenses as a percentage of Net sales went down 432 bps from 29.0% to 24.6%; and in the Chile Operating segment, MSD&A expenses as a percentage of Net sales increased 243 bps from 30.6% to 33.0%.
•	EBIT reached CLP 93,676 million, down 18.5% explained by a drop of 25.8% in the Chile Operating segment and a 14.2% decrease in the International Business Operating segment, while the Wine Operating segment grew 42.1%. The weaker EBIT was mainly due to the contraction in volumes and negative external effects coming from: (i) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with wine export revenues, (ii) costs and expenses pressures associated with a higher inflation in our main geographies, and higher oil prices, and (iii) higher cost in raw materials, packaging and energy. These effects were partially offset with prices and efficiencies in costs and expenses.
•	EBITDA was down 21.0%, explained by a 24.4% and 19.7% contraction in the Chile Operating segment and in the International Business Operating segment, respectively; while the Wine Operating segment rose 18.5%. EBITDA margin dropped from 18.9% to 16.0%, explained by the same reasons that impacted EBIT.
•	Non-operating result totalized a loss of CLP 39,698 million, which compares with a negative result of CLP 4,433 million last year. The higher loss was explained by: (i) a lower result in Other gains/(losses) by CLP 20,112 million, mostly explained by derivative contracts[5], (ii) a higher loss by CLP 9,592 million in Net financial expenses, mainly due to a larger debt, and (iii) a lower result in Equity and income of JVs and associated by CLP 6,669 million. These effects were partially compensated by a better outcome in Results as per adjustment units by CLP 450 million and a lower loss by CLP 659 million in Foreign currency exchange differences.
•	Income taxes reached a negative result of CLP 905 million, versus the negative result of CLP 30,268 million last year. The lower taxes were explained by both, a lower taxable income and a better result on Tax effect of permanent differences, net[6].
•	Net income reached CLP 46,853 million, decreasing 36.4% from a gain of CLP 73,643 million last year.

[3] The CLP currency variation against the USD considers 2022 average of period (aop) compared to 2021 aop.

[4] The ARS currency variation against the USD considers 2022 end of period (eop) compared to 2021 eop.

[5] See Note 32 Other Gain/(Losses) of our Financial Statements as of December 2022

[6] See Note 25 Income taxes of our Financial Statements as of December 2022

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR (Exhibit 2 & 4)
•	Net sales were up 9.1%, explained by 10.3% higher average prices in CLP, while volumes contracted 1.1% (14.3% growth vs. 12M19). The higher average prices in CLP were explained by: (i) an expansion of 14.2% in the International Business Operating segment, driven by revenue management initiatives in all the geographies, (ii) a 13.9% increase in the Wine Operating segment, mainly caused by the positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets; and (iii) an 8.3% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio. The reduction in volumes was mostly triggered by a 2.1% decline (18.1% growth vs. 12M19) in the Chile Operating segment, due to a high comparison base and a weaker consumption environment, while the International Business Operating segment expanded 1.1% and the Wine Operating segment decreased 0.6% (growth of 7.0% and 12.8% vs. 12M19, respectively).
•	Cost of sales were up 17.3%, mainly explained by an 18.6% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 22.5% growth in Cost of sales per hectoliter, driven by: (i) higher costs in raw and packaging materials, mainly aluminum, PET, malt, and sugar, together with higher energy costs, (ii) the 14.9%[3] devaluation of the CLP against the USD, impacting negatively our USD denominated costs, and (iii) inflationary pressures. In the Wine Operating segment, the Cost of sales per hectoliter grew 15.5%, due to higher costs in packaging materials and inflationary pressures. In the International Business Operating segment, the Cost of sales per hectoliter expanded 12.8% in CLP, mostly explained by a higher cost in raw and packaging materials, a higher inflation, and the negative impact from the 72.1%[4] devaluation of the ARS against the USD in our USD-linked costs.
•	Gross profit reached CLP 1,196,510 million, remaining flat versus last year. Gross margin dropped 389 bps, from 48.0% to 44.1%, as a consequence of the effects described above.
•	MSD&A expenses were up 9.7%, mostly caused by higher distribution costs across all our Operating segments, due to greater oil prices, and a higher inflation. As percentage of Net sales MSD&A expenses recorded 35.7%, practically flat versus last year, as a consequence of efficiencies and expenses control initiatives which were able to partially offset strong cost pressures from an inflationary scenario. The performance by Operating segment was as follows: In the International Business MSD&A expenses in CLP were up 15.2%, and as a percentage of Net sales remained flat. In the Wine, MSD&A expenses grew 8.8%, and as a percentage of Net sales improved 104 bps, and in Chile, MSD&A expenses expanded 7.4%, and as a percentage of Net sales increased 40 bps.
•	EBIT reached CLP 231,431 million, a contraction of 27.9%, mainly due to the lower volumes and sharp negative external effects during the year coming from: (i) higher cost in raw materials, packaging and energy, (ii) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with wine export revenues, and (iii) costs and expenses pressures associated with a higher inflation in our main geographies, and higher oil prices. These effects were partially compensated by revenue management efforts and efficiencies.
•	EBITDA reached CLP 357,929 million, a 19.6% decrease, driven by a 32.2% drop in the Chile Operating segment, while the International Business Operating segment expanded 12.1%, and the Wine Operating segment grew 12.4%. In addition, EBITDA margin contracted 471 bps, from 17.9% to 13.2%, driven by the same reasons that impacted EBIT.
•	Non-operating result totalized a loss of CLP 95,683 million versus a negative result of CLP 19,200 million last year. The higher loss was explained by: (i) a higher loss by CLP 31,664 million in Net financial expenses due to a larger debt, (ii) a lower result in Other gains/(losses) by CLP 22,260 million, mostly explained by a lower results in derivative contracts[5],
(iii) a lower result in Equity and income of JVs and associated by CLP 11,204 million, (iv) a higher loss by CLP 10,024 million in Foreign currency exchange differences, and (v) a lower gain in Results as per adjustment units by CLP 1,330 million.
•	Income taxes reached a loss of CLP 264 million, versus the negative result of CLP 82,630 million last year, mostly explained by both a lower taxable income and a better result on Tax effect of permanent differences, net[7].
•	Net income reached a gain of CLP 118,168 million, a 40.7% contraction, explained by the reasons described above.

[7] See Note 25 Income taxes of our Financial Statements as of December 2022

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment top line grew 3.6% in 4Q22, due to a 12.4% growth in average prices, partially compensated by 7.8% lower volumes (12.7% growth vs. 4Q19) mostly due to a strong comparison base. EBITDA reached CLP 71,903 million, decreasing 24.4%, and EBITDA margin decreased from 19.4% to 14.2%.

As part of our portfolio development and innovation strategy, we continued expanding volumes in our recently launched beer Heineken Silver, and our pisco brand Mistral launched “Nobel Apple”, a blend which mixed pisco and touches of apple aged in oak barrels.

Regarding sustainability initiatives, we continued advancing in electromobility by adding ten new electric trucks to our distribution fleet. Also, as we state in our Sustainability Management Model, we aim to build brands with purpose, within this view during the quarter our water brand Cachantun, through its program “Refresh your neighborhood”, inaugurated two new sustainable green areas in Santiago, completing three new ones in 2022, and 11 in total since 2019. These green areas are designed together with the communities, and are built from recycled PET. Also, at the end of 2022 we launched our Responsible consumption alcohol campaign, in line with the long-term commitment that CCU has had in this matter for the last 30 years. In addition, during the quarter once again we participated in Teletón, leading the seventh version of the initiative "100 families recycling in #BilzYPap mode" which invites all Chilean families to recycle PET bottles in more than 600 recycling points from Arica to Punta Arenas. In addition, for the fifth consecutive year, we were listed in the Dow Jones Sustainability Index of Chile and, for the fourth time, we are part of the MILA Pacific Alliance (Latin American Integrated Markets) index, which recognizes the most sustainable companies in Chile, Colombia, Mexico and Peru.

Finally, we obtained the first place in the “Most Innovative Companies Chile 2022” as a holding and in the three following categories: CSDs, juices and beers, wine and spirits. This ranking is carried out by the ESE Business School together with the Universidad de Los Andes, in which participates the most innovative companies in the country. All participating institutions are subjected to an evaluation of their innovation policies, processes and procedures, such as the elements that create and shape the culture of innovation, as well as the impact of innovation on the company's results.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales dropped 27.6%, mainly as a result of a contraction of 26.7% in average prices in CLP, although they increased in local currency in line with inflation, while volumes contracted 1.1% (4.7% growth vs. 4Q19). EBITDA reached CLP 47,755 million, a 19.7% contraction, negatively impacted by an exchange rate translation effect in Argentina related with hyperinflation accounting.

In terms of brands, as the official sponsor of the Argentinean football national team, the beer brand Schneider launched successful campaigns during the Qatar FIFA world cup, the first one which took place during spring/summer in Latin America, becoming an emblematic brand during an historical tournament for Argentina. In Bolivia we launched the beer “Capital Ultra Zero”, a light lager with 4° degrees of alcohol. Regarding sustainability initiatives, in Argentina our beer plant in Salta in its commitment with a circular economy, started to process the yeast used in the beer production to be used as cattle food. Finally, we celebrate ten years in Uruguay, a milestone in our regional expansion.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were up 3.2%, mainly explained by a 5.7% growth in average prices, partially offset by a 2.4% contraction in volumes (8.4% growth vs. 4Q19). EBITDA reached CLP 13,383 million, increasing 18.5%.

In terms of innovation, our brand Misiones de Rengo launched a new canned sparkling wines format, that seeks to conquer the consumer market that is opting for convenience and original alternatives. Thus, we incorporated two varieties in 250 ml cans, Brut and Rosé maintaining their usual quality and freshness, now presented in a practical and portable size, perfect for any occasion.

In terms of sustainability, VSPT obtained for the fourth consecutive year, the first place in Most Innovative Companies Chile 2022 ranking, which is prepared by the ESE Business School. The ranking seeks to award the most innovative companies in the country considering their ability to develop new products and services. This award ratifies the excellent work that we have been doing in terms of strategy and a culture of innovation, through the implementation of innovative processes and products that generate value for the company and its consumers.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Forth Quarter 2022)
Forth Quarter	2022	2021	Total Change %
	(CLP million)
Net sales	768,362	822,349	(6.6)
Cost of sales	(413,276)	(431,574)	(4.2)
% of Net sales	53.8	52.5	131 bps
Gross profit	355,086	390,775	(9.1)
% of Net sales	46.2	47.5	(131) bps
MSD&A	(262,320)	(277,559)	(5.5)
% of Net sales	34.1	33.8	39 bps
Other operating income/(expenses)	910	1,782	(48.9)
EBIT	93,676	114,998	(18.5)
EBIT margin %	12.2	14.0	(179) bps
Net financial expenses	(17,482)	(7,890)	121.6
Equity and income of JVs and associated	(3,081)	3,588	(185.9)
Foreign currency exchange differences	(2,241)	(2,900)	(22.7)
Results as per adjustment units	1,630	1,180	38.1
Other gains/(losses)	(18,524)	1,589	<500
Non-operating result	(39,698)	(4,433)	>500
Income/(loss) before taxes	53,978	110,565	(51.2)
Income taxes	(905)	(30,268)	97.0
Net income for the period	53,073	80,297	(33.9)

Net income attributable to:
The equity holders of the parent	46,853	73,643	(36.4)
Non-controlling interest	(6,220)	(6,654)	(6.5)

EBITDA	122,725	155,402	(21.0)
EBITDA margin %	16.0	18.9	(293) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	126.8	199.3	(36.4)
Earnings per ADR (CLP)	253.6	398.6	(36.4)

Depreciation	29,049	40,404	28.1
Capital Expenditures	55,153	65,017	(15.2)

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2022)
YTD as of December	2022	2021	Total Change %
	(CLP million)
Net sales	2,711,435	2,484,712	9.1
Cost of sales	(1,514,925)	(1,291,560)	17.3
% of Net sales	55.9	52.0	389 bps
Gross profit	1,196,510	1,193,152	0.3
% of Net sales	44.1	48.0	(389) bps
MSD&A	(967,924)	(882,177)	9.7
% of Net sales	35.7	35.5	19 bps
Other operating income/(expenses)	2,845	9,906	(71.3)
EBIT	231,431	320,881	(27.9)
EBIT margin %	8.5	12.9	(438) bps
Net financial expenses	(53,060)	(21,397)	(148.0)
Equity and income of JVs and associated	(10,978)	226	<500
Foreign currency exchange differences	(20,173)	(10,149)	(98.8)
Results as per adjustment units	1,199	2,529	52.6
Other gains/(losses)	(12,670)	9,590	(232.1)
Non-operating result	(95,683)	(19,200)	(398.3)
Income/(loss) before taxes	135,748	301,680	(55.0)
Income taxes	(264)	(82,630)	99.7
Net income for the period	135,484	219,051	(38.1)

Net income attributable to:
The equity holders of the parent	118,168	199,163	(40.7)
Non-controlling interest	(17,316)	(19,888)	(12.9)

EBITDA	357,929	444,998	(19.6)
EBITDA margin %	13.2	17.9	(471) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	319.8	539.0	40.7
Earnings per ADR (CLP)	639.6	1,078.0	40.7

Depreciation	126,497	124,117	1.9
Capital Expenditures	190,653	171,854	10.9

PRESS RELEASE

Exhibit 3: Segment Information (Forth Quarter 2022)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Forth Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %	2022	2021	YoY %

Volumes	6,772	7,347	(7.8)	2,983	3,017	(1.1)	373	382	(2.4)
Net sales	507,263	489,665	3.6	197,131	272,146	(27.6)	71,834	69,589	3.2
Net sales (CLP/HL)	74,902	66,653	12.4	66,086	90,212	(26.7)	192,405	181,954	5.7
Cost of sales	(286,817)	(269,167)	6.6	(90,176)	(126,836)	(28.9)	(43,728)	(42,110)	3.8
% of Net sales	56.5	55.0	157 bps	45.7	46.6	(86) bps	60.9	60.5	36 bps
Gross profit	220,446	220,499	(0.0)	106,955	145,310	(26.4)	28,106	27,479	2.3
% of Net sales	43.5	45.0	(157) bps	54.3	53.4	86 bps	39.1	39.5	(36) bps
MSD&A	(167,645)	(149,930)	11.8	(65,579)	(97,428)	(32.7)	(17,701)	(20,151)	(12.2)
% of Net sales	33.0	30.6	243 bps	33.3	35.8	(253) bps	24.6	29.0	(432) bps
Other operating income/(expenses)	(97)	488	(119.8)	448	873	(48.7)	487	336	45.0
EBIT	52,703	71,056	(25.8)	41,824	48,755	(14.2)	10,893	7,664	42.1
EBIT margin	10.4	14.5	(412) bps	21.2	17.9	330 bps	15.2	11.0	415 bps
EBITDA	71,903	95,101	(24.4)	47,755	59,438	(19.7)	13,383	11,298	18.5
EBITDA margin	14.2	19.4	(525) bps	24.2	21.8	238 bps	18.6	16.2	240 bps

	4. Other/eliminations			Total
Forth Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %

Volumes	(31)	(61)	(48.8)	10,097	10,685	(5.5)
Net sales	(7,866)	(9,052)	(13.1)	768,362	822,349	(6.6)
Net sales (CLP/HL)				76,095	76,966	(1.1)
Cost of sales	7,445	6,539	13.9	(413,276)	(431,574)	(4.2)
% of Net sales				53.8	52.5	131 bps
Gross profit	(421)	(2,513)	(83.2)	355,086	390,775	(9.1)
% of Net sales				46.2	47.5	(131) bps
MSD&A	(11,395)	(10,049)	13.4	(262,320)	(277,559)	(5.5)
% of Net sales				34.1	33.8	39 bps
Other operating income/(expenses)	72	85	(15.6)	910	1,782	(48.9)
EBIT	(11,744)	(12,477)	(5.9)	93,676	114,998	(18.5)
EBIT margin				12.2	14.0	(179) bps
EBITDA	(10,316)	(10,435)	(1.1)	122,725	155,402	(21.0)
EBITDA margin				16.0	18.9	(293) bps

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2022)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %	2022	2021	YoY %

Volumes	23,388	23,897	(2.1)	9,527	9,424	1.1	1,573	1,583	(0.6)
Net sales	1,673,349	1,578,152	6.0	782,563	677,945	15.4	296,350	261,620	13.3
Net sales (CLP/HL)	71,548	66,039	8.3	82,145	71,936	14.2	188,356	165,301	13.9
Cost of sales	(972,143)	(810,803)	19.9	(389,026)	(341,082)	14.1	(183,138)	(159,494)	14.8
% of Net sales	58.1	51.4	672 bps	49.7	50.3	(60) bps	61.8	61.0	83 bps
Gross profit	701,206	767,349	(8.6)	393,538	336,863	16.8	113,212	102,126	10.9
% of Net sales	41.9	48.6	(672) bps	50.3	49.7	60 bps	38.2	39.0	(83) bps
MSD&A	(544,220)	(506,892)	7.4	(332,194)	(288,303)	15.2	(75,132)	(69,052)	8.8
% of Net sales	32.5	32.1	40 bps	42.4	42.5	(8) bps	25.4	26.4	(104) bps
Other operating income/(expenses)	(233)	1,077	(121.7)	1,570	8,005	(80.4)	966	606	59.5
EBIT	156,753	261,534	(40.1)	62,913	56,564	11.2	39,046	33,679	15.9
EBIT margin	9.4	16.6	(720) bps	8.0	8.3	(30) bps	13.2	12.9	30 bps
EBITDA	227,006	334,617	(32.2)	101,823	90,854	12.1	51,375	45,691	12.4
EBITDA margin	13.6	21.2	(764) bps	13.0	13.4	(39) bps	17.3	17.5	(13) bps

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %

Volumes	(167)	(206)	(19.0)	34,321	34,698	(1.1)
Net sales	(40,828)	(33,004)	23.7	2,711,435	2,484,712	9.1
Net sales (CLP/HL)				79,003	71,609	10.3
Cost of sales	29,382	19,819	48.2	(1,514,925)	(1,291,560)	17.3
% of Net sales				55.9	52.0	389 bps
Gross profit	(11,446)	(13,185)	(13.2)	1,196,510	1,193,152	0.3
% of Net sales				44.1	48.0	(389) bps
MSD&A	(16,378)	(17,930)	(8.7)	(967,924)	(882,177)	9.7
% of Net sales				35.7	35.5	19 bps
Other operating income/(expenses)	542	218	148.6	2,845	9,906	(71.3)
EBIT	(27,282)	(30,897)	(11.7)	231,431	320,881	(27.9)
EBIT margin				8.5	12.9	(438) bps
EBITDA	(22,275)	(26,164)	(14.9)	357,929	444,998	(19.6)
EBITDA margin				13.2	17.9	(471) bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2022	2021
	(CLP million)
ASSETS
Cash and cash equivalents	597,082	265,568
Other current assets	1,064,867	825,804
Total current assets	1,661,948	1,091,372

PP&E (net)	1,356,846	1,222,261
Other non current assets	576,284	533,117
Total non current assets	1,933,131	1,755,378
Total assets	3,595,079	2,846,751

LIABILITIES
Short term financial debt	195,000	107,579
Other liabilities	602,153	673,537
Total current liabilities	797,152	781,115

Long term financial debt	1,207,013	487,279
Other liabilities	154,944	152,841
Total non current liabilities	1,361,958	640,120
Total Liabilities	2,159,110	1,421,235

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(90,712)	(87,256)
Retained earnings	843,045	832,181
Total equity attributable to equity holders of the parent	1,315,026	1,307,618
Non - controlling interest	120,943	117,897
Total equity	1,435,969	1,425,515
Total equity and liabilities	3,595,079	2,846,751

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,402,013	594,858

Net Financial Debt	804,931	329,289

Liquidity ratio	2.08	1.40
Total Financial Debt / Capitalization	0.49	0.29
Net Financial Debt / EBITDA	2.25	0.74

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 28, 2023